Not for release, publication or distribution in or into the United States of America, Canada, Australia or Japan or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

For immediate release PLC 3 June 2008

Tesco ~~Holdings Limited~~

Recommended Cash Offer for Dobbies Garden Centres plc

Posting of Offer Document

Following the announcement on 21 May 2008 by Tesco Holdings Limited ("Tesco Holdings") regarding the cash offer by Tesco Holdings to acquire the whole of the issued share capital of Dobbies Garden Centres plc ("Dobbies") not already held by Tesco Holdings or any of its Associates at a price of 1,200 pence per Dobbies Share, Tesco Holdings and Dobbies announce that the Offer Document is being posted to Dobbies Shareholders today together with the Form of Acceptance.

The Offer will initially remain open for acceptance until 1.00p.m. (London time) on 24 June 2008. The procedure for acceptance of the Offer is set out in paragraph 12 of Part II of the Offer Document and, in respect of certificated Dobbies Shares, is further described in the Form of Acceptance.

The Offer is subject to the terms and the condition set out in the Offer Document, including valid acceptance of the Offer being received from West Coast Capital (Lios) Limited ("WCC") (and not, where permitted, withdrawn) by not later than 3.00 p.m. (London time) on the first closing date of the Offer (or such later time(s) and/or date(s) as Tesco Holdings may, subject to the rules of the City Code, decide) in respect of all of the 3,024,255 Dobbies Shares held by WCC.

The Offer Document and the Form of Acceptance will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Freshfields Bruckhaus Deringer at 65 Fleet Street, London, EC4Y 1HS.

Capitalised terms used but not defined in this announcement shall have the meanings given to them in the Offer Document.

Enquiries

Tesco Holdings
Steve Webb, Investor Relations Tel: +44 1992 644 800
Jonathan Church, Media Tel: +44 1992 644 645

Greenhill (financial adviser to Tesco Holdings) Tel: +44 20 7198 7400
Simon Borrows
David Wyles

JPMorgan Cazenove (broker to Tesco Holdings) Tel: +44 20 7588 2828
Luke Bordewich

Maitland (PR adviser to Tesco Holdings) Tel: +44 20 7379 5151
Angus Maitland

dlw 6/12

Dobbies Tel: +44 131 663 6778
James Barnes
Sharon Brown

Brewin Dolphin Limited (nominated adviser and joint broker to Dobbies) Tel: +44 131 529 0272
Sandy Fraser

Shore Capital (joint broker to Dobbies) Tel: +44 20 7468 7932
Alex Borrelli

Bell Pottinger (PR adviser to Dobbies) Tel: +44 20 7861 3232
Ben Woodford

This announcement does not constitute an offer or an invitation to purchase any securities. The Offer will be made solely by means of the offer document and the acceptance forms accompanying the offer document, which will contain the full terms and conditions of the Offer including details of how it may be accepted.

Greenhill, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Tesco and Tesco Holdings and no-one else in connection with the Offer and will not be responsible to anyone other than Tesco and Tesco Holdings for providing the protections offered to clients of Greenhill nor for providing advice in relation to the Offer.

The Offer will not be made, directly or indirectly, in or into and will not be capable of acceptance in or from Canada, Australia or Japan. In addition, it is not currently intended that the Offer will be made, directly or indirectly, in or into, or by use of mails or any means or instrumentality (including, without limitation, facsimile transmission, telephone or internet) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States and it is not currently intended that the Offer will be capable of acceptance by any such use, means, instrumentality or facility or from within the United States. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in or into or from the United States, Canada, Australia or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute the announcement in or into the United States, Canada, Australia or Japan.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Dobbies, all "dealings" in any "relevant securities" of Dobbies (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Dobbies, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Dobbies by Tesco Holdings or Dobbies, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

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